

02005826

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

VF 3-5-02

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46994 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
313
DPCVA
SECTION


REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
(MM/DD/YY) (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. Securities & Futures Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 22nd Fl.
(No. and Street)

NY, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.P. Wu 212-509-8086
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larson Allen Weishair & Co, LLP
(Name — if individual, state last, first, middle name)

Blue Bell, Pennsylvania
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

BB 3/20

## OATH OR AFFIRMATION

I, Liping Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Securities & Futures Corp., as of Dec 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature] 2/26/02

Signature

CFO

Title

______________________________

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# US SECURITIES & FUTURES CORPORATION

## FINANCIAL STATEMENTS

## AND

## INDEPENDENT AUDITOR'S REPORT

## DECEMBER 31, 2001

LarsonAllen℠
Weishair & Co., LLP
ACHIEVE THE DESIRED EFFECT℠

Business Consultants • Certified Public Accountants

# US SECURITIES & FUTURES CORPORATION

## FINANCIAL STATEMENTS

## AND

## INDEPENDENT AUDITOR'S REPORT

## DECEMBER 31, 2001

**US SECURITIES & FUTURES CORPORATION**

**TABLE OF CONTENTS**

**DECEMBER 31, 2001**


LarsonAllen
Weishair & Co., LLP
ACHIEVE THE DESIRED EFFECT

Business Consultants • Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
US Securities & Futures Corporation
New York, New York

We have audited the accompanying statement of financial condition of US Securities & Futures Corporation as of December 31, 2001, and the related statements of loss, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Securities & Futures Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Larson, Allen, Weishair & Co., LLP*

**LARSON, ALLEN, WEISHAIR & CO., LLP**

Blue Bell, Pennsylvania
January 24, 2002

# US SECURITIES & FUTURES CORPORATION
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $ 1,069,820 |
| Receivable from brokers and dealers | 132,828 |
| Other receivables | 46,822 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $293,957 | 209,806 |
| Other assets | 234,612 |
| | $ 1,693,888 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Payable to brokers and dealers | $ 527,238 |
| Accounts payable, accrued expenses and other liabilities | 153,092 |
| | 680,330 |
| Subordinated loan | 300,000 |
| Total liabilities | 980,330 |
| STOCKHOLDERS' EQUITY | |
| Common stock, no par value, 500 shares authorized, 214 shares issued and 213 shares outstanding | 2,130,000 |
| Accumulated deficit | (1,410,442) |
| | 719,558 |
| Common stock held in treasury, at cost | (6,000) |
| Total stockholders' equity | 713,558 |
| | $ 1,693,888 |

See accompanying notes to financial statements

# US SECURITIES & FUTURES CORPORATION
## STATEMENT OF LOSS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 15,733,538 |
| Interest and dividends | 313,430 |
| Trading losses realized and unrealized | (114,676) |
| Other income | 311,145 |
| | $ 16,243,437 |
| EXPENSES: | |
| Employee compensation and benefits | 3,331,257 |
| Commissions | 10,630,956 |
| Communications | 155,298 |
| Occupancy and equipment rental | 759,833 |
| Taxes, other than income taxes | 221,317 |
| Other operating expenses | 1,477,359 |
| | 16,576,020 |
| NET LOSS | $ (332,583) |

See accompanying notes to financial statements

## US SECURITIES & FUTURES CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | Capital Stock | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|
| BEGINNING BALANCES, JANUARY 1, 2001 | $ 1,660,000 | $(1,077,859) | $ (6,000) | $ 576,141 |
| SALE OF COMMON STOCK | 470,000 | | | 470,000 |
| NET LOSS | | (332,583) | | (332,583) |
| ENDING BALANCES, DECEMBER 31, 2001 | $ 2,130,000 | $(1,410,442) | $ (6,000) | $ 713,558 |

See accompanying notes to financial statements

# US SECURITIES & FUTURES CORPORATION
# STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
# FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| SUBORDINATED BORROWINGS AT JANUARY 1, 2001 | $ 300,000 |
| SUBORDINATED BORROWINGS AT DECEMBER 31, 2001 | $ 300,000 |

See accompanying notes to financial statements

# US SECURITIES & FUTURES CORPORATION
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (332,583) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 57,634 |
| (Increase) decrease in: | | |
| Receivable from brokers and dealers | | 651,230 |
| Other receivables | | (24,546) |
| Other assets | | (139,917) |
| Increase (decrease) in: | | |
| Payable to brokers and dealers | | (896,225) |
| Accounts payable, accrued expenses and other liabilities | | (175,816) |
| Net cash used in operating activities | | (860,223) |
| CASH FLOWS USED FOR INVESTING ACTIVITIES | | |
| Acquisition of furniture and equipment | | (47,137) |
| Net cash used in investing activities | | (47,137) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Sale of common stock | | 470,000 |
| Net cash provided by financing activities | | 470,000 |
| NET DECREASE IN CASH | | (437,360) |
| CASH, JANUARY 1, 2001 | | 1,507,180 |
| CASH, DECEMBER 31, 2001 | $ | 1,069,820 |

## NOTE 1 ORGANIZATION:

The Company was incorporated in the state of New York on April 15, 1993. The Company has been actively engaged in the brokerage business since January 1994. Currently, the Company is a member of the National Futures Association as a futures commission merchant and a member of the National Association of Securities Dealers as a broker-dealer. In 2000, the Company became the wholly-owned subsidiary of another corporation.

## NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Commission revenue

The Company's primary source of revenue is commissions derived from executing orders for commodity futures contracts and securities on behalf of its customers. Commission revenue and related sales commission and other expenses are recognized on the trade date.

### Furniture, equipment and leasehold improvements

Depreciation is provided on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease.

### Use of estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Advertising

Advertising is expensed as incurred and totaled $8,147 for the year.

### Foreign exchange

As of December 31, 2001, the Company did not have any foreign currency accounts.

### Income taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

## NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Cash and cash equivalents

For purposes of financial statement presentation, the Company considers all money market funds and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents.

## NOTE 3 FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2001 consist of:

| | |
|---|---|
| Furniture, equipment and leasehold improvements | $503,763 |
| Less: accumulated depreciation | 293,957 |
| | $209,806 |

Depreciation expense totaled $57,634 for the year.

## NOTE 4 SUBORDINATED LOAN

Loan payable to USS Online, Inc., the parent company – monthly interest payment at 6% per annum with final maturity on April 30, 2002.

## NOTE 5 COMMON STOCK

The Company has 500 shares of no par value common stock authorized, and 214 shares issued and 213 shares outstanding.

## NOTE 6 INCOME TAXES

The Company has net operating losses available to offset future taxable income of approximately $4,333,000 for federal and state purposes. These net operating losses will expire between the years 2009 and 2016.

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the Company to recognize income tax benefits for loss carryforwards which have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance in certain circumstances. The benefit of the Company's net operating loss carryforwards, approximately $1,500,000, have been reduced 100% by a valuation allowance of the same amount.

## NOTE 7 COMMITMENTS AND CONTINGENCIES

### Leases

On November 1, 1999 the Company entered into a non-cancelable lease agreement to lease office space. The lease will expire on May 31, 2006.

The minimum annual rental commitments under the lease are as follows:

| Year ending December 31, | Minimum Annual Rentals |
|---|---|
| 2002 | 540,192 |
| 2003 | 553,028 |
| 2004 | 565,865 |
| 2005 | 578,701 |
| 2006 | 246,028 |
| | $2,483,814 |

The Company has several equipment rental agreements with various vendors. The annual payments for the rentals are approximately $120,000. Total office and equipment rent was $659,016.

### Legal Proceedings

The Company is a futures commission merchant that executes trades for customers on regulated futures exchanges. The Commodities Futures Trading Commission (CFTC) has alleged that from 1996 through 1998 the Company assisted a foreign broker in allocating trades. The CFTC further alleges that the Company failed to supervise certain brokers, failed to detect undermargined accounts, and failed to detect unauthorized trading. The CFTC has charged the Company with violations of Section 4B(a)(i), Section 6(c), Section 1.12, and Section 166.3. The CFTC has brought an administrative proceeding to determine whether the allegations, as alleged in the complaint, are true.

The complaint was filed on October 26, 2000, the Company answered the complaint on December 1, 2000. The Company vigorously denied the allegations of the complaint. The Company has no duty to supervise a foreign broker. The Company denies assisting a foreign broker or causing customer losses. The Company cleared all the trades pursuant to an omnibus agreement with the foreign broker. If the foreign broker acted in the manner alleged in the complaint, it did so without the knowledge and consent of the Company.

At this time, management has not seen any discovery. Nonetheless, management intends to contest the case vigorously. It is too early to evaluate the likelihood of an unfavorable outcome.

The Company, together with other individuals, has been named as defendants in several lawsuits. The Company is party to lawsuits which are incidental to its securities and commodities business. Management of the Company, after consultation with outside legal counsels, believes that at this stage in the proceedings the legal counsels cannot offer opinion as to the probable outcome. The Company believes the suits are without merit and are vigorously defending their positions.

## NOTE 8 OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is responsible for the credit risk of the customers it introduces to, and which are carried on the books of, its clearing brokers. The Company's customers are primarily institutional and individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of the margin requirements established by each of the exchanges at which contracts are traded or the margin requirements established by its clearing brokers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. In addition, the Company daily monitors its exposure to the risk of loss on an account by account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral.

In order to reduce the risk of loss, the Company may also liquidate certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2001 were adequate to minimize the risk of material loss that could be created by positions held at that time.

## NOTE 9 MINIMUM CAPITAL REQUIREMENTS

The Company is a broker-dealer which is regulated by Securities and Exchange Commission. The Corporation is subject to the Uniform Net Capital Rule (rule 15c3-1), which is adopted and administered by the SEC. As of December 31, 2001, the Company had net capital of $266,919, which was $16,919 in excess of the minimum required under the regulation of SEC.

## NOTE 10 CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in one financial institution in New York, New York. The Federal Deposit Insurance Corporation insures the balances up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $3,935.

## SCHEDULE 1

## US SECURITIES & FUTURES CORPORATION
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL | |
| Total stockholders' equity | $ 713,558 |
| Deduct ownership equity not allowable for Net Capital | (300,000) |
| Total shareholders equity not allowable | 413,558 |
| Add subordinated borrowings | 300,000 |
| Total capital and allowable subordinated borrowings | 713,558 |
| Non-allowable assets: | |
| Furniture, equipment and leasehold improvements | (209,806) |
| Other assets | (234,612) |
| | (444,418) |
| Net capital before haircut on securities position | 269,140 |
| Haircuts on securities | |
| (computed, where applicable, pursuant to Rule 15c3-1(f)) | |
| Stocks and warrants | (2,221) |
| Net capital | $ 266,919 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (6 2/3% of Aggregate Indebtedness) | $ 45,355 |
| Minimum dollar requirement | $ 250,000 |
| Net capital requirement | $ 250,000 |
| Excess net capital | $ 16,919 |
| Excess net capital at 1000% | $ 198,886 |
| AGGREGATE INDEBTEDNESS | |
| Total A.I. liabilities from balance sheet | $ 680,330 |
| Total aggregate indebtedness | $ 680,330 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 255% |
| RECONCILIATION WITH COMPANY'S COMPUTATION | |
| Net capital, as reporting Company's Part II (Unaudited) FOCUS report | $ 265,968 |
| Difference in haircuts on securities | 951 |
| Net capital per above | $ 266,919 |


LarsonAllen℠
Weishair & Co., LLP
ACHIEVE THE DESIRED EFFECT℠

Business Consultants • Certified Public Accountants

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
US Securities & Futures Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of US Securities & Futures Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Larson, Allen, Weishair & Co., LLP

**LARSON, ALLEN, WEISHAIR & CO., LLP**

Blue Bell, Pennsylvania
January 24, 2002


LarsonAllen
Weishair & Co., LLP
ACHIEVE THE DESIRED EFFECT

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# REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors and Stockholder
US Securities & Futures Corporation
New York, New York

In planning and performing our audit of the financial statements of US Securities & Futures Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Larson, Allen, Weishair & Co., LLP

**LARSON, ALLEN, WEISHAIR & CO., LLP**

Blue Bell, Pennsylvania
January 24, 2002